File No. __________________




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                            Kraftwerks Premnitz GmbH

                        (Name of foreign utility company)


                           Thermo Electron Corporation

                            (Name of filing company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:

         Lynn N. Hargis, Esq.
         Chadbourne & Parke LLP
         1200 New Hampshire Avenue, N.W.
         Suite 300
         Washington, D.C.  20036

ITEM 1

     Foreign utility status is claimed by Kraftwerks Premnitz GmbH. The business address of the power generation plant and associated distribution system is:

         Karl-Marx-Strasse Gebaude 146, 14727 Premnitz, Germany.

     Kraftwerks Premnitz GmbH is a German Corporation that is 100% owned by EMD Ventures BV, a Netherlands Corporation, that is indirectly 65% owned by Thermo Ecotek Corporation, a Delaware Corporation. Thermo Ecotek Corporation is wholly owned by Thermo Electron Corporation, a Delaware Corporation that is engaged in the business of technology-based instruments, components and systems for markets ranging from sciences to telecommunications.

     EMD Ventures BV is 35% owned by Belegginsmaatschappij Wolffe BV (a Netherlands Corporation) that is 60% owned by Woolfall Heights Investments NV (an Antilles Corporation).

ITEM 2

     Kraftwerks Premnitz GmbH has no domestic associate public utility companies.

     No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.

                         (Exhibit A is not applicable).

                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




By: /s/ Brian D. Holt
------------------------------
Chief Operating Officer


Dated:  March 15, 2001